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                       SUPPLEMENT TO ORIGINAL PROSPECTUS
                     FILED BY FORTUNE PETROLEUM CORPORATION
                             DATED FEBRUARY 28, 1997



Item 5.  Other Events


     A. On March 13, 1997, Fortune Petroleum Corporation, together with the Company's Espiritu Santo Bay 3-D Seismic Project joint venture partners, elected to acquire its pro-rata share of the Steamboat Pass Field, Calhoun County, Texas from Neumin Production Company. The Steamboat Pass Field is adjacent to Matagorda Island and beneath Espiritu Santo Bay, over which Fortune expects to commence its proprietary 3-D seismic acquisition program beginning in April 1997. The field is currently producing approximately 550 mcf of natural gas per day from four shallow gas wells. The acquisition also entitles Fortune to its pro-rata share of the existing facilities located on site. Fortune acquired a 12.5% working interest in the 5,766 acres held by production in the field. The acquisition is being made in exchange for the assumption of Neumin's future obligation to plug and abandon the field. The cost of such abandonment is not estimated to be material to the Company. The transaction is scheduled to close March 25, 1997.

     B. On March 14, 1997, Fortune was advised by Consolidated Natural Gas Production Company ("CNG"), the operator of its offshore South Timbalier Block 76 well, that CNG has scheduled a workover operation on the well to locate and repair a leak which has caused the well to lose casing pressure. A workover rig was moved on site March 23 and the well was shut in on March 24, preparatory to beginning work. CNG has indicated that it expects the workover to take up to 28 days to complete, during which the well will remain shut in. Total cost of this operation, depending on the location of the leak, is estimated not to exceed $395,000 to Fortune's working interest share. Both the cost and duration of the workover are estimates. No assurance can be given that it will not be either more or less expensive than the operator now anticipates or that the well will not be shut in for a longer or shorter period of time. Fortune has consented to participate in this workover.










Supplement Filed March 24, 1997